Exhibit 2

2015

FIRST QUARTER RESULTS

Stock Listing Information

NYSE (ADS) Ticker: CX

Mexican Stock Exchange Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - March				First Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Consolidated cement volume	16,185	15,629	4%		16,185	15,629	4%	
Consolidated ready-mix volume	12,842	12,739	1%		12,842	12,739	1%	
Consolidated aggregates volume	34,860	37,630	(7%)		34,860	37,630	(7%)	
Net sales	3,400	3,591	(5%)	7%	3,400	3,591	(5%)	7%
Gross profit	1,033	986	5%	15%	1,033	986	5%	15%
as % of net sales	30.4%	27.5%	2.9pp		30.4%	27.5%	2.9pp	
Operating earnings before other expenses, net	335	268	25%	33%	335	268	25%	33%
as % of net sales	9.9%	7.5%	2.4pp		9.9%	7.5%	2.4pp	
Controlling interest net income (loss)	(149)	(293)	49%		(149)	(293)	49%	
Operating EBITDA	569	535	6%	14%	569	535	6%	14%
as % of net sales	16.7%	14.9%	1.8pp		16.7%	14.9%	1.8pp	
Free cash flow after maintenance capital expenditures	(281)	(454)	38%		(281)	(454)	38%	
Free cash flow	(357)	(477)	25%		(357)	(477)	25%	
Total debt plus perpetual notes	16,708	17,170	(3%)		16,708	17,170	(3%)	
Earnings (loss) per ADS	(0.11)	(0.23)	51%		(0.11)	(0.23)	51%	
Fully diluted earnings (loss) per ADS [1]	(0.11)	(0.23)	51%		(0.11)	(0.23)	51%	
Average ADSs outstanding	1,322.9	1,279.3	3%		1,322.9	1,279.3	3%	
Employees	44,110	43,145	2%		44,110	43,145	2%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1] For 2015 and 2014, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the first quarter of 2015 decreased to US$3.4 billion, representing a decline of 5%, or an increase of 7% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the first quarter of 2014. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, the U.S., and our Asia regions.

Cost of sales as a percentage of net sales decreased by 2.9pp during the first quarter of 2015 compared with the same period last year, from 72.5% to 69.6%. The decrease was mainly driven by our cost reduction initiatives.

Operating expenses as a percentage of net sales increased by 0.5pp during the first quarter of 2015 compared with the same period last year, from 20.0% to 20.5%, mainly due to higher distribution expenses.

Operating EBITDA increased by 6% to US$569 million or 14% on a like to like basis during the first quarter of 2015 compared with the same period last year. The increase was mainly due to higher contributions from the U.S., Mexico, as well as from our Northern Europe and Asia regions.

Operating EBITDA margin increased by 1.8pp from 14.9% in the first quarter of 2014 to 16.7% in the same period of 2015.

Gain (loss) on financial instruments for the quarter was a loss of US$59 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter resulted in a gain of US$59 million, mainly due to the fluctuation of the Mexican peso and the Euro versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$149 million in the first quarter of 2015 versus a loss of US$293 million in the same quarter of 2014. The lower quarterly loss primarily reflects higher operating earnings, lower financial expenses, and a foreign exchange gain versus a loss last year, partially offset by a loss on financial instruments and a higher equity in loss of associates.

Total debt plus perpetual notes increased by US$417 million during the quarter.

2015 First Quarter Results Page 2

Operating results

Mexico

	January - March				First Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	766	737	4%	18%	766	737	4%	18%
Operating EBITDA	262	250	4%	18%	262	250	4%	18%
Operating EBITDA margin	34.2%	34.0%	0.2pp		34.2%	34.0%	0.2pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	13%	13%	9%	9%	7%	7%
Price (USD)	(8%)	(8%)	(7%)	(7%)	(4%)	(4%)
Price (local currency)	5%	5%	6%	6%	9%	9%

In Mexico, domestic gray cement volumes increased by 13% during the quarter versus the same period last year, while ready-mix volumes increased by 9% during the same period.

During the quarter, bulk and bagged cement sales showed a positive performance. Demand for our products benefited from increased activity in all sectors, especially formal and informal residential and, to a lesser extent, the infrastructure sector. The formal residential sector continues with solid growth during the quarter supported by the acceleration of subsidies and INFONAVIT's credits. Recovery in informal residential sector is being driven by stable job creation and higher remittances. The industrial-and-commercial sector's positive performance was supported by strong manufacturing sector activity and acceleration of private consumption.

United States

	January - March				First Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	868	792	10%	10%	868	792	10%	10%
Operating EBITDA	64	28	129%	129%	64	28	129%	129%
Operating EBITDA margin	7.4%	3.5%	3.9pp		7.4%	3.5%	3.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	0%	0%	15%	15%	3%	3%
Price (USD)	9%	9%	7%	7%	3%	3%
Price (local currency)	9%	9%	7%	7%	3%	3%

In the United States, domestic gray cement volume remained flat, while ready-mix and aggregates volumes increased by 15% and 3% respectively, during the first quarter of 2015 versus the same period last year. On a pro-forma basis, adjusting for the acquisition of ready-mix plants in California, ready-mix volumes grew by 13% on a year-over-year basis. Cement volumes were affected during the quarter by lower oil-well cement demand and poor weather in our markets.

The residential sector continued to be driven by positive fundamentals such as large pent-up demand, relatively high affordability and low levels of inventory. The multi-family segment continues to be strong, while single-family activity is also picking up. The industrial-and-commercial sector performance was positive, supported by manufacturing as well as office and commercial construction. Although public infrastructure spending is down, highway-and-bridge spending showed positive growth.

2015 First Quarter Results Page 3

Operating results

Northern Europe

	January - March				First Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	701	912	(23%)	0%	701	912	(23%)	0%
Operating EBITDA	36	13	180%	80%	36	13	180%	80%
Operating EBITDA margin	5.1%	1.4%	3.7pp		5.1%	1.4%	3.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	2%	2%	(15%)	(15%)	(19%)	(19%)
Price (USD)	(14%)	(14%)	(15%)	(15%)	(4%)	(4%)
Price (local currency)	2%	2%	2%	2%	12%	12%

Our domestic gray cement volumes in the Northern Europe region increased by 2% during the first quarter of 2015 versus the comparable period of 2014. Ready-mix and aggregates volumes declined by 15 and 19 percent, respectively, in the same period. On a pro-forma basis adjusting for the transactions with Holcim closed at the beginning of the quarter, domestic gray cement volumes increased by 18 percent, while ready-mix and aggregates volumes declined by 4 and 1 percent, respectively.

In Germany, our domestic gray cement volumes declined by 54% during the first quarter of 2015. Pro-forma cement volumes grew by 5%. Pro-forma domestic gray cement prices were flat during the quarter compared with fourth quarter 2014. The main driver for cement consumption continues to be the residential sector, despite constraints on the supply side, such as land availability and regulatory caps on rental increases. The sector benefited from low unemployment, low mortgage rates, rising purchase power and growing immigration. The Infrastructure sector showed signs of recovery.

In Poland, domestic gray cement volumes for our operations increased by 32% during the quarter versus the comparable period in 2014. While market position has remained stable on a sequential basis, year-over-year volume growth benefited from improved weather conditions as well as a considerably stronger weight of volumes to our ready-mix operations. Our ready-mix operations benefited from important infrastructure projects, including highways, as well as housing developments in Warsaw.

In France, domestic ready-mix and aggregates volumes, including traded aggregates, decreased by 14% and 8% respectively during the first quarter of 2015 versus the comparable period last year. During the quarter, there was higher activity in traded aggregates volumes. Volumes were affected by the continued macroeconomic weakness. Weak performance in the residential sector reflects high levels of unemployment, reduced government measures to boost construction and increased bank-loan requirements.

In the United Kingdom, domestic gray cement and aggregates volumes increased, on a year-over-year basis, by 18% and 6%, respectively, while ready-mix declined 2% during the first quarter of 2015. Quarterly cement volume growth reflects a favorable base effect when comparing with the first quarter of 2014 when floods and wet weather impacted quarterly volumes. The residential sector continued to drive demand supported by low unemployment, low inflation and increase in wages. The industrial-and-commercial sector continues to perform favorably reflecting improved consumer confidence.

2015 First Quarter Results Page 4

Operating results

Mediterranean

	January - March				First Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	375	412	(9%)	2%	375	412	(9%)	2%
Operating EBITDA	73	81	(11%)	(3%)	73	81	(11%)	(3%)
Operating EBITDA margin	19.4%	19.7%	(0.3pp)		19.4%	19.7%	(0.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(4%)	(4%)	2%	2%	(16%)	(16%)
Price (USD)	(5%)	(5%)	(10%)	(10%)	(9%)	(9%)
Price (local currency)	8%	8%	1%	1%	4%	4%

Our domestic gray cement volumes in the Mediterranean region declined by 4% during the first quarter of 2015 versus the same period in 2014. On a pro-forma basis adjusting for the transactions with Holcim closed at the beginning of the quarter, domestic gray cement volumes declined by 10 percent.

In Egypt, our domestic gray cement volumes declined by 12% during the first quarter of 2015 on a year-over-year basis. Cement demand was affected by unusually rainy and cold weather conditions during January and February as well as lower activity from the informal sector resulting from the Law of Construction Violations enacted last year. During the quarter, there was an increase in formal activity, which led to growth in our bulk cement and ready-mix volumes.

Domestic gray cement volumes for our operations in Spain increased by 28% and our ready-mix volumes declined by 20% on a year-over-year basis during the quarter. On a pro-forma basis, adjusting for the acquisition of the cement assets acquired from Holcim, cement volumes declined by 8%. The unfavorable variation results from a comparison with a strong first quarter 2014, where we had a stronger market position resulting from pricing dynamics. Infrastructure activity is starting to reflect the growth in public biddings from previous quarters. The residential sector is also benefiting from improved credit conditions, employment and consumer confidence.

South, Central America and the Caribbean

	January - March				First Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	468	538	(13%)	(4%)	468	538	(13%)	(4%)
Operating EBITDA	148	187	(21%)	(13%)	148	187	(21%)	(13%)
Operating EBITDA margin	31.6%	34.7%	(3.1pp)		31.6%	34.7%	(3.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(5%)	(5%)	3%	3%	5%	5%
Price (USD)	(11%)	(11%)	(11%)	(11%)	(14%)	(14%)
Price (local currency)	(1%)	(1%)	2%	2%	0%	0%

Our domestic gray cement volumes in the region decreased by 5% during the first quarter of 2015 versus the comparable period last year.

In Colombia, during the first quarter our domestic grey cement volumes declined by 15%, while our ready-mix and aggregates volumes increased by 5%, compared to the first quarter of 2014. Cement volumes were affected during the quarter by two main factors: first, a very strong comparison versus first quarter 2014 when we had 34% year-over-year increase and second, our price increase at the beginning of the year which resulted in a decline in our market share. The residential sector, including self-construction and formal housing, continued its positive trend. Infrastructure remained also an important driver for demand of our products with the execution of several ongoing highway projects. The industrial-and-commercial sector continued with a strong performance driven by office and commercial buildings.

2015 First Quarter Results Page 5

Operating results

Asia

	January - March				First Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	164	146	13%	13%	164	146	13%	13%
Operating EBITDA	37	26	43%	42%	37	26	43%	42%
Operating EBITDA margin	22.6%	17.7%	4.9pp		22.6%	17.7%	4.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	16%	16%	(7%)	(7%)	(49%)	(49%)
Price (USD)	4%	4%	(6%)	(6%)	(18%)	(18%)
Price (local currency)	2%	2%	3%	3%	(14%)	(14%)

Our domestic gray cement volumes in the region had double digit growth during the first quarter on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased in the double digits during the first quarter of 2015 versus the comparable period of last year. Volume during the quarter benefited from improved demand, mainly from the industrial-and-commercial sector, as well as from the introduction of the new cement-grinding mill at the end of the second quarter 2014. The industrial and commercial sector is reflecting positive dynamics from different industries including manufacturing, automotive, business process outsourcing, gaming and hospitality, among others.

2015 First Quarter Results Page 6

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2015	2014	% Var	2015	2014	% Var
Operating earnings before other expenses, net	335	268	25%	335	268	25%
+ Depreciation and operating amortization	233	267		233	267	
Operating EBITDA	569	535	6%	569	535	6%
- Net financial expense	316	350		316	350	
- Maintenance capital expenditures	76	69		76	69	
- Change in working capital	297	304		297	304	
- Taxes paid	160	227		160	227	
- Other cash items (net)	(1)	39		(1)	39	
Free cash flow after maintenance capital expenditures	(281)	(454)	38%	(281)	(454)	38%
- Strategic capital expenditures	76	23		76	23	
Free cash flow	(357)	(477)	25%	(357)	(477)	25%

In millions of US dollars, except percentages.

The negative free cash flow during the quarter was met with a decrease in our cash balance. During the quarter, we created a reserve of US$588 million to pay our remaining 2020 notes in May 2015 and a portion of our floating rate notes which mature in September 2015.

Our debt reflects a positive conversion effect during the quarter for US$208 million.

Information on debt and perpetual notes

	First Quarter			Fourth Quarter
	2015	2014	% Var	2014
Total debt [1]	16,250	16,693	(3%)	15,825
Short-term	12%	6%		8%
Long-term	88%	94%		92%
Perpetual notes	458	477	(4%)	466
Cash and cash equivalents	939	845	11%	852
Net debt plus perpetual notes	15,769	16,325	(3%)	15,440
Consolidated funded debt [2]/EBITDA [3]	5.11	5.54		5.19
Interest coverage [3] [4]	2.44	2.12		2.34

	First Quarter	
	2015	2014
Currency denomination		
US dollar	86%	88%
Euro	12%	10%
Mexican peso	1%	2%
Other	0%	0%
Interest rate		
Fixed	73%	66%
Variable	27%	34%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Consolidated funded debt as of March 31, 2015 was US$14,183 million, in accordance with our contractual obligations under the Facilities Agreement.

(3) EBITDA calculated in accordance with IFRS.

(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2015 First Quarter Results Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	12,438,318,637
Stock-based compensation	43,477,927
CPOs issued as result of the conversion of a portion of our 2015 convertible securities	178,950
End-of-quarter CPO-equivalent units outstanding	12,481,975,514

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of March 31, 2015 were 18,261,131.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 210 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2015, executives had outstanding options on a total of 1,410,250 CPOs, with a weighted-average strike price of approximately US$1.91 per CPO (equivalent to US$19.11 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of March 31, 2015, our executives held 22,587,868 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First Quarter		Fourth Quarter
	2015	2014	2014
Notional amount of equity related derivatives (1)	1,695	1,792	1,695
Estimated aggregate fair market value (1) (2) (3)	181	452	266

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of March 31, 2015, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$216 million, including a liability of US$27 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of March 31, 2015, the notional amount of this derivative was US$165 million, with a positive fair market value of approximately US$36 million.*

(2) *Net of cash collateral deposited under open positions. Cash collateral was US$8 million as of March 31, 2015 and US$7 million as of March 31, 2014.*

(3) *As required by IFRS, the estimated aggregate fair market value as of March 31, 2015 and 2014 includes a liability of US$27 million and US$44 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2015 First Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - March 2015	January - March 2014	% Var.	like-to-like % Var.*	First Quarter 2015	First Quarter 2014	% Var.	like-to-like % Var.*
Net sales	3,399,874	3,590,652	(5%)	7%	3,399,874	3,590,652	(5%)	7%
Cost of sales	(2,367,180)	(2,604,858)	9%		(2,367,180)	(2,604,858)	9%	
Gross profit	1,032,694	985,794	5%	15%	1,032,694	985,794	5%	15%
Operating expenses	(697,371)	(718,085)	3%		(697,371)	(718,085)	3%	
Operating earnings before other expenses, net	335,323	267,710	25%	33%	335,323	267,710	25%	33%
Other expenses, net	1,320	(37,865)	N/A		1,320	(37,865)	N/A	
Operating earnings	336,643	229,845	46%		336,643	229,845	46%	
Financial expense	(341,709)	(406,910)	16%		(341,709)	(406,910)	16%	
Other financial income (expense), net	(11,016)	9,539	N/A		(11,016)	9,539	N/A	
Financial income	3,634	7,748	(53%)		3,634	7,748	(53%)	
Results from financial instruments, net	(58,704)	44,064	N/A		(58,704)	44,064	N/A	
Foreign exchange results	58,884	(25,758)	N/A		58,884	(25,758)	N/A	
Effects of net present value on assets and liabilities and others, net	(14,830)	(16,515)	10%		(14,830)	(16,515)	10%	
Equity in gain (loss) of associates	(14,778)	(354)	(4072%)		(14,778)	(354)	(4072%)	
Income (loss) before income tax	(30,861)	(167,881)	82%		(30,861)	(167,881)	82%	
Income tax	(102,307)	(108,460)	6%		(102,307)	(108,460)	6%	
Consolidated net income (loss)	(133,168)	(276,341)	52%		(133,168)	(276,341)	52%	
Non-controlling interest net income (loss)	15,562	16,530	(6%)		15,562	16,530	(6%)	
Controlling interest net income (loss)	(148,730)	(292,871)	49%		(148,730)	(292,871)	49%	
Operating EBITDA	568,535	534,976	6%	14%	568,535	534,976	6%	14%
Earnings (loss) per ADS	(0.11)	(0.23)	51%		(0.11)	(0.23)	51%	

BALANCE SHEET	As of March 31 2015	As of March 31 2014	% Var.
Total assets	34,424,512	37,846,044	(9%)
Cash and cash equivalents	938,840	844,464	11%
Trade receivables less allowance for doubtful accounts	1,917,426	2,141,181	(10%)
Other accounts receivable	389,430	506,442	(23%)
Inventories, net	1,226,236	1,340,436	(9%)
Other current assets	422,456	371,579	14%
Current assets	4,894,386	5,204,102	(6%)
Property, machinery and equipment, net	13,371,249	15,586,579	(14%)
Other assets	16,158,876	17,055,363	(5%)
Total liabilities	24,860,270	26,402,819	(6%)
Current liabilities	5,892,038	5,309,781	11%
Long-term liabilities	13,402,452	14,003,437	(4%)
Other liabilities	5,565,780	7,089,600	(21%)
Total stockholders' equity	9,564,242	11,443,225	(16%)
Non-controlling interest and perpetual instruments	1,138,395	1,162,183	(2%)
Total controlling interest	8,425,846	10,281,043	(18%)

2015 First Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - March			First Quarter		
INCOME STATEMENT	**2015**	**2014**	**% Var.**	**2015**	**2014**	**% Var.**
Net sales	51,236,102	47,468,416	8%	51,236,102	47,468,416	8%
Cost of sales	(35,673,400)	(34,436,217)	(4%)	(35,673,400)	(34,436,217)	(4%)
Gross profit	15,562,702	13,032,198	19%	15,562,702	13,032,198	19%
Operating expenses	(10,509,385)	(9,493,078)	(11%)	(10,509,385)	(9,493,078)	(11%)
Operating earnings before other expenses, net	5,053,317	3,539,120	43%	5,053,317	3,539,120	43%
Other expenses, net	19,886	(500,574)	N/A	19,886	(500,574)	N/A
Operating earnings	5,073,203	3,038,547	67%	5,073,203	3,038,547	67%
Financial expense	(5,149,558)	(5,379,355)	4%	(5,149,558)	(5,379,355)	4%
Other financial income (expense), net	(166,012)	126,108	N/A	(166,012)	126,108	N/A
Financial income	54,760	102,434	(47%)	54,760	102,434	(47%)
Results from financial instruments, net	(884,666)	582,524	N/A	(884,666)	582,524	N/A
Foreign exchange results	887,379	(340,523)	N/A	887,379	(340,523)	N/A
Effects of net present value on assets and liabilities and others, net	(223,486)	(218,328)	(2%)	(223,486)	(218,328)	(2%)
Equity in gain (loss) of associates	(222,711)	(4,682)	(4656%)	(222,711)	(4,682)	(4656%)
Income (loss) before income tax	(465,078)	(2,219,383)	79%	(465,078)	(2,219,383)	79%
Income tax	(1,541,765)	(1,433,845)	(8%)	(1,541,765)	(1,433,845)	(8%)
Consolidated net income (loss)	(2,006,844)	(3,653,228)	45%	(2,006,844)	(3,653,228)	45%
Non-controlling interest net income (loss)	234,519	218,529	7%	234,519	218,529	7%
Controlling interest net income (loss)	(2,241,362)	(3,871,757)	42%	(2,241,362)	(3,871,757)	42%
Operating EBITDA	8,567,821	7,072,388	21%	8,567,821	7,072,388	21%
Earnings (loss) per ADS	(1.67)	(2.99)	44%	(1.67)	(2.99)	44%

	As of March 31		
BALANCE SHEET	**2015**	**2014**	**% Var.**
Total assets	525,662,296	494,269,337	6%
Cash and cash equivalents	14,336,079	11,028,700	30%
Trade receivables less allowance for doubtful accounts	29,279,089	27,963,820	5%
Other accounts receivable	5,946,590	6,614,138	(10%)
Inventories, net	18,724,620	17,506,091	7%
Other current assets	6,450,898	4,852,821	33%
Current assets	74,737,276	67,965,569	10%
Property, machinery and equipment, net	204,178,977	203,560,728	0%
Other assets	246,746,042	222,743,039	11%
Total liabilities	379,616,326	344,820,814	10%
Current liabilities	89,971,426	69,345,744	30%
Long-term liabilities	204,655,435	182,884,893	12%
Other liabilities	84,989,465	92,590,177	(8%)
Total stockholders' equity	146,045,969	149,448,523	(2%)
Non-controlling interest and perpetual instruments	17,383,296	15,178,104	15%
Total controlling interest	128,662,673	134,270,419	(4%)

2015 First Quarter Results Page 10

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March			like-to-like	First Quarter			like-to-like
NET SALES	2015	2014	% Var.	% Var. *	2015	2014	% Var.	% Var. *
Mexico	765,715	737,001	4%	18%	765,715	737,001	4%	18%
U.S.A.	867,588	791,517	10%	10%	867,588	791,517	10%	10%
Northern Europe	701,312	911,617	(23%)	0%	701,312	911,617	(23%)	0%
Mediterranean	375,276	411,953	(9%)	2%	375,276	411,953	(9%)	2%
South, Central America and the Caribbean	467,510	537,877	(13%)	(4%)	467,510	537,877	(13%)	(4%)
Asia	164,380	146,013	13%	13%	164,380	146,013	13%	13%
Others and intercompany eliminations	*58,094*	*54,672*	*6%*	*15%*	*58,094*	*54,672*	*6%*	*15%*
TOTAL	3,399,874	3,590,652	(5%)	7%	3,399,874	3,590,652	(5%)	7%
GROSS PROFIT								
Mexico	369,556	360,791	2%	17%	369,556	360,791	2%	17%
U.S.A.	159,333	91,668	74%	74%	159,333	91,668	74%	74%
Northern Europe	148,720	148,764	(0%)	10%	148,720	148,764	(0%)	10%
Mediterranean	99,909	109,709	(9%)	2%	99,909	109,709	(9%)	2%
South, Central America and the Caribbean	195,432	238,105	(18%)	(8%)	195,432	238,105	(18%)	(8%)
Asia	56,514	37,960	49%	47%	56,514	37,960	49%	47%
Others and intercompany eliminations	*3,230*	*(1,203)*	*N/A*	*N/A*	*3,230*	*(1,203)*	*N/A*	*N/A*
TOTAL	1,032,694	985,794	5%	15%	1,032,694	985,794	5%	15%
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	221,678	204,882	8%	23%	221,678	204,882	8%	23%
U.S.A.	(32,286)	(78,813)	59%	59%	(32,286)	(78,813)	59%	59%
Northern Europe	(4,865)	(42,574)	89%	66%	(4,865)	(42,574)	89%	66%
Mediterranean	50,014	56,065	(11%)	(6%)	50,014	56,065	(11%)	(6%)
South, Central America and the Caribbean	127,840	166,333	(23%)	(15%)	127,840	166,333	(23%)	(15%)
Asia	28,912	18,630	55%	53%	28,912	18,630	55%	53%
Others and intercompany eliminations	*(55,970)*	*(56,813)*	*1%*	*(11%)*	*(55,970)*	*(56,813)*	*1%*	*(11%)*
TOTAL	335,323	267,710	25%	33%	335,323	267,710	25%	33%

2015 First Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter			
OPERATING EBITDA	2015	2014	% Var.	like-to-like % Var. *	2015	2014	% Var.	like-to-like % Var. *
Mexico	261,511	250,328	4%	18%	261,511	250,328	4%	18%
U.S.A.	63,787	27,864	129%	129%	63,787	27,864	129%	129%
Northern Europe	35,620	12,718	180%	80%	35,620	12,718	180%	80%
Mediterranean	72,669	81,214	(11%)	(3%)	72,669	81,214	(11%)	(3%)
South, Central America and the Caribbean	147,872	186,822	(21%)	(13%)	147,872	186,822	(21%)	(13%)
Asia	37,152	25,912	43%	42%	37,152	25,912	43%	42%
Others and intercompany eliminations	*(50,076)*	*(49,882)*	*(0%)*	*(15%)*	*(50,076)*	*(49,882)*	*(0%)*	*(15%)*
TOTAL	568,535	534,976	6%	14%	568,535	534,976	6%	14%

OPERATING EBITDA MARGIN	2015	2014	2015	2014
Mexico	34.2%	34.0%	34.2%	34.0%
U.S.A.	7.4%	3.5%	7.4%	3.5%
Northern Europe	5.1%	1.4%	5.1%	1.4%
Mediterranean	19.4%	19.7%	19.4%	19.7%
South, Central America and the Caribbean	31.6%	34.7%	31.6%	34.7%
Asia	22.6%	17.7%	22.6%	17.7%
TOTAL	16.7%	14.9%	16.7%	14.9%

2015 First Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter		
	2015	2014	% Var.	2015	2014	% Var.
Consolidated cement volume [1]	16,185	15,629	4%	16,185	15,629	4%
Consolidated ready-mix volume	12,842	12,739	1%	12,842	12,739	1%
Consolidated aggregates volume	34,860	37,630	(7%)	34,860	37,630	(7%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - March 2015 Vs. 2014	First Quarter 2015 Vs. 2014	First Quarter 2015 Vs. Fourth Quarter 2014
Mexico	13%	13%	(0%)
U.S.A.	0%	0%	(11%)
Northern Europe	2%	2%	(25%)
Mediterranean	(4%)	(4%)	(0%)
South, Central America and the Caribbean	(5%)	(5%)	(6%)
Asia	16%	16%	10%

READY-MIX VOLUME			
Mexico	9%	9%	(5%)
U.S.A.	15%	15%	4%
Northern Europe	(15%)	(15%)	(27%)
Mediterranean	2%	2%	(1%)
South, Central America and the Caribbean	3%	3%	(3%)
Asia	(7%)	(7%)	(7%)

AGGREGATES VOLUME			
Mexico	7%	7%	(11%)
U.S.A.	3%	3%	2%
Northern Europe	(19%)	(19%)	(33%)
Mediterranean	(16%)	(16%)	(5%)
South, Central America and the Caribbean	5%	5%	(5%)
Asia	(49%)	(49%)	9%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2015 First Quarter Results Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2015 Vs. 2014	First Quarter 2015 Vs. 2014	First Quarter 2015 Vs. Fourth Quarter 2014
Mexico	(8%)	(8%)	(3%)
U.S.A.	9%	9%	2%
Northern Europe (*)	(14%)	(14%)	(2%)
Mediterranean (*)	(5%)	(5%)	(9%)
South, Central America and the Caribbean (*)	(11%)	(11%)	(4%)
Asia (*)	4%	4%	1%
READY-MIX PRICE			
Mexico	(7%)	(7%)	(5%)
U.S.A.	7%	7%	2%
Northern Europe (*)	(15%)	(15%)	(3%)
Mediterranean (*)	(10%)	(10%)	(3%)
South, Central America and the Caribbean (*)	(11%)	(11%)	(5%)
Asia (*)	(6%)	(6%)	(6%)
AGGREGATES PRICE			
Mexico	(4%)	(4%)	(3%)
U.S.A.	3%	3%	(1%)
Northern Europe (*)	(4%)	(4%)	8%
Mediterranean (*)	(9%)	(9%)	(1%)
South, Central America and the Caribbean (*)	(14%)	(14%)	(9%)
Asia (*)	(18%)	(18%)	(5%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - March 2015 Vs. 2014	First Quarter 2015 Vs. 2014	First Quarter 2015 Vs. Fourth Quarter 2014
Mexico	5%	5%	4%
U.S.A.	9%	9%	2%
Northern Europe (*)	2%	2%	5%
Mediterranean (*)	8%	8%	(2%)
South, Central America and the Caribbean (*)	(1%)	(1%)	1%
Asia (*)	2%	2%	0%
READY-MIX PRICE			
Mexico	6%	6%	2%
U.S.A.	7%	7%	2%
Northern Europe (*)	2%	2%	6%
Mediterranean (*)	1%	1%	1%
South, Central America and the Caribbean (*)	2%	2%	2%
Asia (*)	3%	3%	1%
AGGREGATES PRICE			
Mexico	9%	9%	4%
U.S.A.	3%	3%	(1%)
Northern Europe (*)	12%	12%	17%
Mediterranean (*)	4%	4%	2%
South, Central America and the Caribbean (*)	0%	0%	(1%)
Asia (*)	(14%)	(14%)	(2%)

(*) Volume weighted-average price.

2015 First Quarter Results

Page 14

Other activities

CEMEX announced exercise of US$200 million of Note Purchase Contracts underlying its Contingent Convertible Units and issuance of New Convertible Notes

On March 11, 2015, CEMEX announced the exercise of U.S. $200 million of Note Purchase Contracts underlying the Contingent Convertible Units issued by CEMEX on October 3, 2014 (the “Contingent Convertible Units”). As a result of the exercise, CEMEX issued on March 13, 2015,

US$200 million in aggregate principal amount of Convertible

Subordinated Notes due 2020 (the “New Convertible Notes”) to the holders of the Contingent Convertible Units in respect of which Note Purchase Contracts have been exercised, in exchange for a cash payment of US$200 million.

The proceeds of the issuance of the New Convertible Notes were used to finance, in part, the payment at maturity of CEMEX’s 4.875% Convertible Subordinated Notes due 2015 (the “2015 Existing Convertible Notes”).

On March 25, 2015, CEMEX announced that the interest rate of its US$200 million in aggregate principal amount of the New Convertible Notes is 3.720% and the initial conversion rate of the New Convertible

Notes is 80.7735 of CEMEX’s American Depositary Shares (the “ADSs”) per US$1,000 principal amount of the New Convertible Notes.

CEMEX announced pricing of €550 million and US$750 million in Senior Secured Notes

On February 26, 2015, CEMEX announced the pricing of €550 million of its 4.375% Senior Secured Notes due 2023 denominated in Euros (the “Euro Notes”) and US$750 million of its 6.125% Senior Secured Notes due 2025 denominated in U.S. Dollars (the “U.S. Dollar Notes”).

The Euro Notes will bear interest at an annual rate of 4.375% and mature on March 5, 2023. The Euro Notes were issued at par and will be callable commencing on March 5, 2019. The U.S. Dollar Notes will bear interest at an annual rate of 6.125% and mature on May 5, 2025. The U.S. Dollar Notes were issued at a price of 99.980% of face value and will be callable commencing on May 5, 2020. The closing of the offerings occurred on March 5, 2015.

CEMEX intends to use the net proceeds from the offerings of the Euro Notes and the U.S. Dollar Notes to fund the redemption and/or repurchase of (i) the Floating Rate Senior Secured Notes due 2015 (the “September 2015 Floating Rate U.S. Dollar Notes”), issued by CEMEX, (ii) the 9.000% Senior Secured Notes due 2018 (the “January 2018 U.S. Dollar Notes”), issued by CEMEX, and/or (iii) the 9.250% Senior Secured Notes due 2020 (the “May 2020 U.S. Dollar Notes”), issued by CEMEX España, S.A., acting through its Luxembourg Branch, and the remainder, if any, for general corporate purposes, including the repayment of indebtedness under CEMEX’s Credit Agreement, dated as of September 29, 2014 (the “Credit Agreement”), CEMEX’s Facilities Agreement, dated as of September 17, 2012, as amended (the “Facilities Agreement”), and/or other indebtedness, all in accordance with the Credit Agreement and the Facilities Agreement.

The Euro Notes and the U.S. Dollar Notes will share in the collateral pledged for the benefit of the lenders under the Credit Agreement, the Facilities Agreement and other secured obligations having the benefit of such collateral, and will be guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK.

2015 First Quarter Results

CEMEX creates “CEMEX Energia”

On February 19, 2015, CEMEX announced the creation of CEMEX Energia, an energy division seeking to develop a portfolio of power projects in Mexico. CEMEX Energia envisions advancing development opportunities with no significant capital commitments and expects to build a portfolio that aims to supply about 3% to 5% of Mexico´s electricity needs over the next 5 years. The first milestone achieved by CEMEX Energia was the signing of a joint venture with Pattern Development, a partner backed by Riverstone, with strong and proven development expertise that will help to put together a pipeline of renewable energy projects in Mexico and share the development costs, with the objective of creating significant development value. CEMEX Energia will have the option to take minority equity stakes in the energy projects developed by the joint venture. CEMEX will not consolidate any projects from this joint venture and any debt incurred to fund such projects will have no recourse to CEMEX. CEMEX expects to contribute approximately US$30 million into CEMEX Energia over the next 5 years.

Other information

Mexican Tax Reform 2010 and 2014

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounted to approximately US$1,901 million, based on an exchange rate of Ps13.05 to US$1.00 as of December 31, 2013.

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2014 were as follows (approximate US$ Millions):

2014

Balance at the beginning of the period $1,683*

Restatement for the period $65

Payments during the period ($294)

Balance at the end of the period $1,454

*Based on an exchange rate of Ps14.74 to US$1.00 as of December

31,2014

As of December 31, 2014, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in

Mexico were as follows (approximate amounts in millions of US dollars):

2015 $350 **

2016 $293

2017 $291

2018 $215

2019 and thereafter $305

$1,454

** In March 2015, we paid US$100 million out of this amount. The rest will be paid in April 2015

Antitrust Cartel Litigation in Germany

Regarding this matters, on February 18, 2015, the Court of Appeals in

Düsseldorf fully rejected Cartel Damages Claims, S.A.’s (“CDC”) appeal and maintained the first instance decision. The Court of Appeals in Düsseldorf expressly did not admit a second appeal against this decision which could have been challenged by CDC by filing a complaint within one month after service of the written decision. CDC did not file a complaint against the decision and, therefore, as of March 31, 2015, the Court of Appeals decision is final and binding.

2015 First Quarter Results

Antitrust Case in Ohio.

On October 2013, a nonstructural steel manufacturing joint venture in which CEMEX, Inc. has an indirect majority interest, other nonstructural steel manufacturers, and related associations were named as defendants in a lawsuit filed in Ohio State Court alleging a conspiracy among the defendants to adopt sham industry standards with a goal to exclude the plaintiffs’ products from the market. The proceedings are in the discovery stage. While we continue to vigorously deny any claims, it is unclear if any adverse decision against the joint venture in this litigation would be made or if such decision would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigation in Colombia

Regarding this matter, as of March 31, 2015, the non-binding report prepared by the Superintendent Delegate for Competition Protection has not been issued. A decision by the Colombian Superintendency of Industry and Commerce on this matter is expected during the remainder of 2015.

Capped Calls

In relation to the capped calls purchased by CEMEX with proceeds of its subordinated convertibles notes issued in March 2011 and due in March 2016, during April of 2015 we amended a portion of the capped calls with the purpose of unwinding the position. As a result, on April 24 CEMEX will receive US$17 million in cash, equivalent to 14.6% of the total notional amount of such capped call.

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the first quarter of 2015 and the first quarter of 2014 are 15.07 and 13.22 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of March 31, 2015, and March 31, 2014, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2015 and 2014, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,322.9 million for the first quarter of 2015; 1,322.9 million for year-to-date 2015; 1,279.3 million for the first quarter of 2014; and 1,279.3 million for year-to-date 2014.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter	
	2015	2014	2015	2014	2015	2014
	Average	Average	Average	Average	End of period	End of period
Mexican peso	15.07	13.22	15.07	13.22	15.27	13.06
Euro	0.9021	0.731	0.9021	0.731	0.9313	0.7259
British pound	0.662	0.6018	0.662	0.6018	0.6743	0.5999

Amounts provided in units of local currency per US dollar.

2015 First Quarter Results Page 17